Exhibit 8.1

List of Our Subsidiaries*

Beijing Yuande Bio-Medical Engineering Co., Ltd., incorporated in the PRC

Beijing Bio-Ekon Biotechnology Co., Ltd., incorporated in the PRC

Beijing GP Medical Technologies Co., Ltd., incorporated in the PRC

CMED Technologies Ltd., incorporated in the British Virgin Islands

CMED Diagnostics Ltd., incorporated in the British Virgin Islands

CMED ECLIA Diagnostics Ltd., incorporated in the British Virgin Islands

CMED HIFU Development Corporation, incorporated in the state of Washington, USA

CMED (HK) Limited, incorporated in Hong Kong

*	Our subsidiaries that, in the aggregate, would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of March 31, 2008 are omitted from this list.